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                          June 11, 2024

       Corey N. Fishman
       President and Chief Executive Officer
       Iterum Therapeutics plc
       200 South Wacker Drive, Suite 3100
       Chicago, Illinois 60606

                                                        Re: Iterum Therapeutics
plc
                                                            Registration
Statement on Form S-1
                                                            Filed June 7, 2024
                                                            File No. 333-280045

       Dear Corey N. Fishman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian A. Johnson, Esq.